Condensed Consolidated Interim Financial Statements

Points International Ltd.
September 30, 2016

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Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at		September 30,	December 31,
		2016	2015
	Note
ASSETS
Current assets
Cash and cash equivalents		$47,832	$51,364
Restricted cash		500	1,000
Funds receivable from payment processors		7,275	6,588
Accounts receivable		4,140	2,988
Prepaid expenses and other assets	10	2,278	1,256
Total current assets		$62,025	$63,196

Non-current assets
Property and equipment		1,647	1,466
Intangible assets		17,451	18,616
Goodwill		7,130	7,130
Deferred tax assets		1,975	1,755
Long-term investment	10	5,000	5,000
Other assets		2,715	2,765
Total non-current assets		$35,918	$36,732
Total assets		$97,943	$99,928

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$6,195	$5,808
Payable to loyalty program partners		43,720	49,526
Current portion of other liabilities	10	731	1,852
Total current liabilities		$50,646	$57,186

Non-current liabilities
Deferred tax liabilities		765	425
Other liabilities		793	122
Total non-current liabilities		$1,558	$547

Total liabilities		$52,204	$57,733

SHAREHOLDERS’ EQUITY
Share capital		59,394	59,293
Contributed surplus		10,357	9,859
Accumulated other comprehensive income (loss)		162	(624)
Accumulated deficit		(24,174)	(26,333)
Total shareholders’ equity		$45,739	$42,195
Total liabilities and shareholders’ equity		$97,943	$99,928
Guarantees and Commitments	7
Credit facilities	12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	Note	For the three months		For the nine months
		ended		ended
		September 30,	September 30,	September 30,	September 30,
		2016	2015	2016	2015
REVENUE
Principal		$79,671	$78,809	$230,941	$206,364
Other partner revenue		2,725	2,301	8,786	9,728
Interest		46	23	139	56
Total Revenue	9	$82,442	$81,133	$239,866	$216,148

EXPENSES
Direct cost of principal revenue		72,380	71,053	208,449	183,446
Employment costs		5,457	5,732	17,574	17,479
Marketing and communications		460	499	1,247	1,173
Technology services		446	357	1,236	988
Depreciation and amortization		1,224	891	3,451	2,651
Foreign exchange (gain) loss		1	(9)	169	(14)
Operating expenses		1,838	1,490	4,664	4,198
Total Expenses		$81,806	$80,013	$236,790	$209,921

OPERATING INCOME BEFORE INCOME TAXES		$636	$1,120	$3,076	$6,227

Income tax expense		301	352	917	2,023
NET INCOME		$335	$768	$2,159	$4,204

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivative designated as cash flow hedges		(196)	(772)	759	(1,378)
Income tax effect		52	204	(201)	365

Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges		(27)	378	310	981
Income tax effect		7	(37)	(82)	(160)
Other comprehensive income (loss) for the period, net of income tax		$(164)	$(227)	$786	$(192)

TOTAL COMPREHENSIVE INCOME		$171	$541	$2,945	$4,012

EARNINGS PER SHARE
Basic earnings per share	5	$0.02	$0.05	$0.14	$0.27
Diluted earnings per share	5	$0.02	$0.05	$0.14	$0.27

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

				Attributable to equity holders of the Company
Expressed in thousands of United States dollars except number of					Accumulated other
shares				Contributed	comprehensive	Accumulated	Total shareholders’
(Unaudited)		Share Capital		Surplus	income (loss)	deficit	equity
	Note	Number of Shares	Amount

Balance at December 31, 2015		15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net lncome		-	-	-	-	2,159	2,159
Other comprehensive income, net of tax		-	-	-	786	-	786
Total comprehensive income		-	-	-	786	2,159	2,945

Effect of share option compensation plan	6	-	-	431	-	-	431
Effect of RSU compensation plan	6	-	-	1,316	-	-	1,316
Share issuances – share options		500	7	(2)	-	-	5
Share issuances – RSUs		-	620	(620)	-	-	-
Shares repurchased	4	(134,258)	(526)	(627)	-	-	(1,153)
Balance at September 30, 2016		15,172,644	$59,394	$10,357	$162	$(24,174)	$45,739

Balance at December 31, 2014		15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net lncome		-	-	-	-	4,204	4,204
Other comprehensive income, net of tax		-	-	-	(192)	-	(192)
Total comprehensive income		-	-	-	(192)	4,204	4,012
Effect of share option compensation plan	6	-	-	738	-	-	738
Effect of RSU and PSU compensation plan	6	-	-	844	-	-	844
Share issuances – share options		94,435	589	(317)	-	-	272
Share issuances – RSUs		-	428	(428)	-	-	-
Share capital held in trust		-	(1,215)	-	-	-	(1,215)
Shares repurchased	4	(345,710)	(1,343)	(2,322)	-	-	(3,665)
Balance at September 30, 2015		15,397,810	$59,543	$10,500	$(546)	$(27,294)	$42,203

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	Note	For the three months			For the nine months
		ended			ended
		September 30,		September	September	September
		2016		30, 2015	30, 2016	30, 2015

Cash flows from operating activities
Net income for the period		$335		$768	$2,159	$4,204
Adjustments for:
Depreciation of property and equipment		344		256	936	806
Amortization of intangible assets		880		635	2,515	1,845
Unrealized foreign exchange loss (gain)		85		(306)	(450)	(723)
Equity-settled share-based payment transactions	6	389		511	1,747	1,582
Deferred income tax expense (recovery)		(162)		(70)	(164)	1,457
Net (gain) loss on derivative contracts designated as cash flow hedges		(223)		(308)	1,069	(261)
Changes in non-cash balances related to operations	8	(7,586)		(723)	(8,680)	(842)
Net cash provided by (used in) operating activities		$(5,938)		$763	$(868)	$8,068

Cash flows from investing activities
Acquisition of property and equipment		(762)		(268)	(1,117)	(532)
Additions to intangible assets		(275)		(700)	(1,350)	(1,963)
Changes in restricted cash		-		-	500	250
Net cash used in investing activities		$(1,037)		$(968)	$(1,967)	$(2,245)

Cash flows from financing activities
Proceeds from exercise of share options		-		1	5	272
Shares repurchased	4	(478)		(1,702)	(1,153)	(3,665)
Purchases of share capital held in trust	6	-		(109)	-	(1,215)
Net cash used in financing activities		$(478)	$	(1,810)	$(1,148)	$(4,608)

Net increase (decrease) in cash and cash equivalents		$(7,453)		$(2,015)	$(3,983)	$1,215
Cash and cash equivalents at beginning of the period		$55,371		$40,535	$51,364	$36,868
Effect of exchange rate fluctuations on cash held		(86)		327	451	764
Cash and cash equivalents at end of the period		$47,832		$38,847	$47,832	$38,847

Interest Received		$41		$22	$115	$55
Taxes Paid		$(242)		$(250)	$(542)	$(426)

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 111 Richmond Street West, 7th Floor, Toronto, Ontario, Canada, M5H 2G5. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2016 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Development (US) Ltd and Points Travel Inc. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offerings or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2015 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The notes presented in these third quarter 2016 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2015, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements for the year ended December 31, 2015. All amounts are expressed in thousands of United States dollars, except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 2, 2016.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2015.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

New standards and interpretations not yet adopted

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by the Corporation and could have an impact on future periods.

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018);
•	IFRS 9, Financial Instruments (effective January 1, 2018); and
•	IFRS 16, Leases (effective January 1, 2019).

These changes are described in detail in the Corporation’s 2015 annual report. The Corporation is assessing the impacts of the above standards on its condensed consolidated interim financial statements. In addition, the Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the standard to have a material impact on the financial statements.

4. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value

Unlimited common shares
Unlimited preferred shares

Issued

At September 30, 2016, all issued shares are fully paid. The holders of common shares are entitled to receive dividends, if any are declared, and are entitled to one vote per share.

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on foreign exchange derivatives designated as cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid (“NCIB”)

On March 2, 2016, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The TSX approved the Corporation's Notice of Intention to make a Normal Course Issuer Bid to repurchase up to 764,930 of its common shares (the "Repurchase"), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 24, 2016.

The primary purpose of the Repurchase is for cancellation. Repurchases will be made from time-to-time at the Corporation’s discretion, based on ongoing assessments of the Corporation’s capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

In the three and nine months ended September 30, 2016, the Company repurchased an aggregate of 56,776 and 134,258 common shares, at an aggregate purchase price of $478 and $1,153, respectively (for the three and nine months ended September 30, 2015, under the 2015 NCIB the Company repurchased an aggregate of 163,695 and 345,710 common shares, at an aggregate purchase price of $1,702 and $3,665, respectively). All of these shares were repurchased for cancellation pursuant to private agreements between the Company and arm's-length third party sellers. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of common shares that the Company may purchase pursuant to the 2015 or 2016 NCIB. As at September 30, 2016, an aggregate of 134,258 common shares (2015: 345,710) were cancelled, resulting in a reduction to stated capital and contributed surplus of $526 and $627 (2015: $1,343 and $2,322 respectively).

5. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three month period
	ended September 30,
Thousands of US dollars, except per share amounts	2016	2015
Net income available to common shareholders for basic and diluted earnings per share	$335	$768
Weighted average number of common shares outstanding – basic	15,222,256	15,528,928
Effect of dilutive securities – share-based payments	12,341	38,512
Weighted average number of common shares outstanding –diluted	15,234,597	15,567,440
Earnings per share - reported:
Basic	$0.02	$0.05
Diluted	$0.02	$0.05

	For the nine month period
	ended September 30,
Thousands of US dollars, except per share amounts	2016	2015
Net income available to common shareholders for basic and diluted earnings per share	$2,159	$4,204
Weighted average number of common shares outstanding – basic	15,261,967	15,602,849
Effect of dilutive securities – share-based payments	12,116	60,637
Weighted average number of common shares outstanding –diluted	15,274,083	15,663,486
Earnings per share - reported:
Basic	$0.14	$0.27
Diluted	$0.14	$0.27

a) Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

b) Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the period by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

A total of 645,216 options that were out of the money for both the three and nine months ended September 30, 2016 (2015 – 623,869 and 643,790) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding during the three and nine months ended September 30, 2016 and 2015, respectively.

6. SHARE-BASED PAYMENTS

As at September 30, 2016, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity. On May 5, 2016, the shareholders of the Corporation approved a new share option plan which increased the number of options available for grant as described in the Management Information Circular dated March 2, 2016. The new share option plan changed the number of net options authorized for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at September 30, 2016 is shown in the table below:

September 30, 2016
Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Net options authorized	1,529,860
Less: options issued & outstanding	(745,758)
Options available for grant	784,102

As at September 30, 2015, the options available for grant were determined using the legacy plan, as shown by the table below:

September 30, 2015
Options authorized by shareholders	2,250,000
Less: options exercised	(1,372,564)
Net options authorized	877,436
Less: options issued & outstanding	(786,684)
Options available for grant	90,752

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The weighted average fair value of options granted during the three and nine month periods ended September 30, 2016 in

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Canadian dollars was $3.76 and $4.26 (2015: no stock options were granted in the three month period and $3.85 for the options granted in the nine month period). Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over a period commensurate with the expected life of the option. The fair value of options granted in the nine months ended September 30, 2016 were calculated using the following range of assumptions:

	For the nine month period ended
	September 30,
	2016	2015
Dividend yield	NIL	NIL
Risk free rate	0.56% - 0.60%	0.51%
Expected volatility	46.49% - 46.87%	40.39%
Expected life of options in years	4.20	4.20

A summary of the status of the Corporation’s share option plan as of September 30, 2016 and 2015, and changes during the nine months ended on those dates is presented below.

	2016		2015
		Weighted
		Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Balance at January 1	760,774	$ 15.59	547,289	$ 15.34
Granted	71,494	10.65	375,906	12.34
Exercised	(500)	9.17	(127,851)	5.91
Expired and forfeited	(86,010)	13.82	(8,660)	6.44
Balance at September 30	745,758	$ 15.33	786,684	$ 15.54
Exercisable at September 30	436,527	$ 16.18	298,657	$ 15.04

	Options outstanding			Options exercisable
			Weighted
		Weighted average	average		Weighted
		remaining	exercise		average
Range of Exercise	Number of	contractual life	price	Number	exercise price
Prices (in CAD$)	options	(years)	(in CAD$)	of options	(in CAD$)
$5.00 to $9.99	125,618	1.71	$ 9.78	86,217	$ 9.73
$10.00 to $14.99	374,192	3.54	$ 12.26	140,882	$ 12.30
$15.00 to $19.99	132,587	1.48	$ 15.97	132,197	$ 15.96
$20.00 and over	113,361	2.46	$ 30.84	77,231	$ 30.84
	745,758			436,527

Share unit plan

On March 7, 2012, the Corporation implemented an employee share unit plan, under which employees are periodically granted Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”). The RSUs generally vest either ratably over a period of three years or in full on the third anniversary of the grant date. A total of 44,395 and 318,911 RSUs have been granted for the three and nine months ended September 30, 2016 (2015 – 45,388 and 157,638 RSUs). As at September 30, 2016, 489,263 RSUs and no PSUs were outstanding (2015 – 239,129 RSUs and 73,758 PSUs).

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2016	301,841	$ 15.38
Granted	318,911	$ 10.14
Vested	(54,267)	$ 14.99
Forfeited	(77,222)	$ 13.33
Balance at September 30, 2016	489,263	$ 12.33

	Number of RSUs and	Weighted Average Fair Value
	PSUs	(in CAD$)
Balance at January 1, 2015	228,035	$ 20.38
Granted	157,638	$ 12.72
Vested	(54,275)	12.34
Forfeited	(18,511)	$ 18.56
Balance at September 30, 2015	312,887	$ 18.02

Included in the comparative period table above are 73,758 PSUs which were granted to certain employees in 2014 and were forfeited in December 2015.

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market on a periodic basis through a share purchase trust. As of September 30, 2016, 99,186 of the Corporation’s common shares were held in trust for this purpose. The Corporation did not make any purchases of share capital held in trust during the three and nine months ended September 30, 2016 (97,360 common shares were purchased at an aggregate purchase price of $1,215 during the nine months ended September 30, 2015).

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs for the three and nine month periods ended September 30, 2016 is $389 and $1,747 (2015 - $511 and $1,582).

7. GUARANTEES AND COMMITMENTS

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$7,505	$1,070	$1,359	$1,350	$1,174	$2,552
Principal revenue(2)	507,033	29,853	169,825	171,381	135,937	37
	$514,538	$30,923	$171,184	$172,731	$137,111	$2,589

(1)	The Corporation is obligated under various non-cancellable operating leases for premises, equipment and service agreements for web hosting services.
(2)

For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(3)

The guarantees and commitments schedule is prepared on a rolling 12-month basis. Principal revenue contract guarantees are excluded from the commitments table once the minimum threshold is surpassed as the Corporation’s contractual commitment is satisfied.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

8. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September	September	September	September
	30, 2016	30, 2015	30, 2016	30, 2015
Decrease (increase) in funds receivable from payment processors	$(1,484)	$(343)	$(687)	$1,158
Decrease (increase) in accounts receivable	(544)	(41)	(1,152)	48
Decrease (increase) in prepaid expenses and other assets	275	1,645	(1,022)	(1,264)
Decrease in other assets	6	220	50	578
Increase (decrease) in accounts payable and accrued liabilities	839	839	387	(997)

Increase (decrease) in other liabilities	443	72	(450)	33
Decrease in payable to loyalty program partners	(7,121)	(3,115)	(5,806)	(398)
	$(7,586)	$(723)	$(8,680)	$(842)

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer who is the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	Three months ended				Nine months ended
For the period ended
September 30,	2016		2015		2016		2015

Revenue
United States	$75,300	91%	$73,339	90%	$213,507	89%	$190,442	88%
Europe	4,636	6%	6,390	8%	19,769	8%	20,544	10%
Canada and other	2,506	3%	1,404	2%	6,590	3%	5,162	2%
	$82,442	100%	$81,133	100%	$239,866	100%	$216,148	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At September 30, 2016, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended September 30, 2016, there were three (2015 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these three partners represented 72% (2015 – 71%) of the Corporation’s total revenue.

For the nine month period ended September 30, 2016, there were four (2015 – two) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these four partners represented 77% (2015 – 57%) of the Corporation’s total revenue.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

10. FINANCIAL INSTRUMENTS

Determination of fair value

The fair values of funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, approximate their carrying values at September 30, 2016 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instrument are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at September 30, 2016 and December 31, 2015 are as follows:

As at September 30, 2016	Carrying Value	Level 2	Level 3
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$276	$276	$-

Investment in China Rewards(ii)	5,000	-	5,000

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(33)	(33)	-
	$5,243	$243	$5,000

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

As at December 31, 2015	Carrying Value	Level 2	Level 3
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$20	$20	$-
Investment in China Rewards(ii)	5,000	-	5,000
Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(845)	(845)	-
	$4,175	$(825)	$5,000

(i)

The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the condensed consolidated interim statements of financial position.

(ii)

The valuation technique used by the Corporation for the Investment in China Rewards was a discounted cash flow approach. The carrying value of the Corporation’s Investment in China Rewards is included in long-term investment in the condensed consolidated interim statements of financial position.

There were no material financial instruments categorized in Level 1 as at September 30, 2016 and December 31, 2015 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods. There were no gains or losses recognized in comprehensive income as a result of financial instruments categorized in Level 3 during the three and nine months ended September 30, 2016.

11. RELATED PARTIES

Transactions

Certain members of the Board of Directors, or their related parties, hold positions in other companies that result in them having control or significant influence over those companies. Two of these companies transacted with the Corporation during the year. The terms and conditions of these transactions are consistent with those conducted with third parties at arm’s length. The amounts owing are unsecured, interest-free and due for payment under normal payment terms from the date of the transaction. The following table summarizes related party activity:

	Transaction values for the three		Transaction values for the nine months
	months ended September 30,		ended September 30,
	2016	2015	2016	2015
Marketing expenses	$22	$25	$67	$75

Technology services expenses	$-	$-	$3	$-

The Corporation has an investment in China Rewards which allows it to elect one member of the Board of Directors. As at September 30, 2016, the Corporation had a receivable of $93 from China Rewards (December 31, 2015: $93). The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

12. CREDIT FACILITIES

On June 23, 2016, the Corporation amended its bank credit facility agreement with Royal Bank of Canada. The following two facilities are available to the Corporation as of September 30, 2016:

  Revolving operating facility (“Facility #1”) of $8,500 available until May 31, 2017. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

  Term loan facility (“Facility #2”) of $5,000 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until May 31, 2017. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per annum over the bank base rate.

There have been no borrowings to date under these facilities. The term loan facility of $7,000 to fund repurchases of the Corporation’s common shares expired unutilized on March 8, 2016 and was not renewed. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities during the three and nine months ended September 30, 2016.

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